FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated March 11, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix Reports Third Quarter Fiscal Year 2004 Financial Results

Vancouver, CANADA, March 11, 2004 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF) reports financial results for the third fiscal quarter ended January 31, 2004:

Financial Results

The loss for the three months ended January 31, 2004 (“Q3/04”) was $1.7 million ($0.04 per common share) compared with a loss of $4.0 million ($0.09 per common share) for the same period last year (“Q3/03”) and a loss of $3.5.million ($0.07 per common share) for the preceding quarter (“Q2/04”).  The loss for the nine months ended January 31, 2004 (“YTD Fiscal 2004”) was $8.2 million ($0.18 per common share) as compared to $7.9 million ($0.20 per common share) for the same period last year (“YTD Fiscal 2003”). The decrease in the loss in Q3/04 compared to Q3/03 and Q2/04 is attributable principally to lower clinical development costs and higher licensing revenue during Q3/04.

Research and development collaboration revenues for Q3/04 were $nil ($2.6 million for Q3/03; $0.5 million for Q2/04) and were $1.8 million for YTD Fiscal 2004 ($6.5 million for YTD Fiscal 2003).  Licensing revenues for Q3/04 were $0.9 million ($0.1 million for Q3/03; $0.1 million for Q2/04) and were $1.2 million for YTD Fiscal 2004 ($0.3 million for YTD Fiscal 2003).  These revenues are pursuant principally to the agreement with Fujisawa for the development of MBI-226.  The decrease in YTD Fiscal 2004 research and development collaboration revenues as compared YTD Fiscal 2003 is due to reduced activity in the MBI-226 program following the Phase III results in July 2003.  The increase in Q3/04 and YTD Fiscal 2004 licensing revenues as compared to Q3/03 and YTD Fiscal 2003 is the result of $0.8 million of unamortized deferred revenue relating to the up-front licensing payment received from Fujisawa in July 2002 being recognized as licensing revenue during Q3/04 upon termination of the collaboration and license agreement with Fujisawa in January 2004.

Research and development expenses were $1.7 million in Q3/04 ($5.5 million in Q3/03; $3.0 million in Q2/04) and were $8.2 million for YTD Fiscal 2004 ($11.7 million for YTD Fiscal 2003).  Research and development expenses have decreased due primarily to MBI-226 development activities having been suspended following the phase III results in July 2003. The decrease in MBI-226 clinical costs was offset partially by an increase in MBI-594AN program costs as a result of the Phase IIb trial initiated in January 2003.

General and corporate expenses for Q3/04 were $0.9 million ($1.0 million in Q3/03; $0.8 million in Q2/04) and were $2.5 million for YTD Fiscal 2004 ($3.2 million for YTD Fiscal 2003).

Interest income during YTD Fiscal 2004 decreased to $0.5 million compared to $0.8 million during YTD Fiscal 2003 as a result of lower average cash, cash equivalent and short-term investment balances and lower average interest rates. The foreign exchange loss for YTD Fiscal 2004 was $0.2 million compared to a foreign exchange loss of $0.1 million for YTD Fiscal 2003.

At January 31, 2004 Micrologix had $17.7 million (October 31, 2003: $19.2 million; April 30, 2003: $25.6 million) in cash, cash equivalents and short-term investments and the Company’s net working capital was $16.5 million (October 31, 2003: $18.7 million; April 30, 2003: $25.2 million), a decrease of $8.7 million during YTD Fiscal 2004.  This decrease is attributable primarily to the loss of $8.2 million.

As at January 31, 2004 there were 47,878,598 common shares issued and outstanding (April 30, 2003: 47,751,298) and 6,600,000 preferred shares outstanding (April 30, 2003: 6,600,000).  The preferred shares are convertible or redeemable (conversion or redemption is at the Company’s option) at US$1 per preferred share upon the achievement of specified drug development milestones in the Company’s Lipopeptide, Polyene and HPV programs.

Corporate Update

MBI-226 (prevention of device-related infections): In January 2004, the Company met with the United States Food & Drug Administration (“FDA”) to address the regulatory requirements for a New Drug Application (NDA) for MBI-226. In summary, an NDA path forward for MBI-226 can be achieved using the secondary endpoints from the Phase III study completed in July 2003 as a basis for seeking approval, without the

Micrologix Biotech Inc.

March 11, 2004

requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint. The NDA requirements for MBI-226, which may include a confirmatory second Phase III study, will be established in consultation with an FDA representative over the next several months. The Company is in discussions/negotiations for a license agreement on MBI-226.

MBI-594AN (treatment of acne): The Company is pursuing a co-development and commercialization partner for the further development of MBI-594AN with various types of pharmaceutical and medical products companies. Micrologix is forecasting the completion of an agreement in the first half of calendar 2004. Although discussions, negotiation, and due diligence activities with potential partners are ongoing, it is not known whether a license agreement can be completed in the timeframe or under terms acceptable to the Company.

MBI-3253 (treatment of Hepatitis C Virus chronic infections): Subsequent to the end of the quarter, the Company acquired the global rights to celgosivir (designated MBI-3253) from Virogen Limited (UK). MBI-3253, which has been shown to be well-tolerated in over 600 subjects in human clinical studies to date, is a novel, oral antiviral agent under development for the treatment of chronic Hepatitis C Virus (HCV) infections.  In preclinical testing, MBI-3253 has shown antiviral activity against a number of viruses in vitro. Micrologix intends to initiate Phase II clinical development with MBI-3253 in calendar 2004.

MBI-2401 (treatment of serious, hospital-acquired, Gram-positive infections): During the quarter a lead development candidate in the lipopeptide program was identified.  The Company expects to complete non-clinical work and begin clinical development of MBI-2401 in early calendar 2005.

HBV/HCV: Lead identification and optimization work is focused on the Company’s non-clinical HCV compounds. Work on the Hepatitis B Virus non-clinical compounds is proceeding at this time utilizing government sponsored National Institutes of Health (NIH) testing services with minimal internal resources.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	January 31, 2004	April 30, 2003
Assets
Cash and cash equivalents	$ 2,452	$ 6,172
Short-term investments	15,216	19,432
Other current assets	542	3,609
Total current assets	$ 18,210	$ 29,213
Long-term investments	1	-
Capital assets	1,397	1,321
Intangible assets	2,916	3,036
Total assets	$ 22,524	$ 33,570

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$ 1,639	$ 3,556
Current portion of capital lease obligation	57	-
Deferred revenue	-	457
Total current liabilities	$ 1,696	$ 4,013
Capital lease obligation, non-current portion	83	-
Deferred revenue, non-current portion	-	696
Total liabilities	1,779	4,709

Shareholders’ equity	20,745	28,861
Total liabilities and shareholders’ equity	$ 22,524	$ 33,570

Micrologix Biotech Inc.

March 11, 2004

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended January 31		Nine months ended January 31
	2004	2003	2004	2003

Revenue
Licensing	$ 926	$ 115	$ 1,154	$ 257
Research and development collaboration	-	2,612	1,818	6,532
	$ 926	$ 2,727	$ 2,972	$ 6,789

Expenses
Research and development	1,719	5,520	8,191	11,702
General and corporate	883	1,041	2,543	3,198
Amortization	176	200	529	557
Write-down of intangible assets	-	-	164	-
	$ 2,778	$ 6,761	$ 11,427	$ 15,547

Operating loss	$ (1,852)	$ (4,034)	$ (8,455)	$ (8,668)
Interest income	132	207	477	805
Foreign exchange gain (loss)	2	(145)	(234)	(81)
Loss for the period	$ (1,718)	$ (3,972)	$ (8,212)	$ (7,944)

Deficit, beginning of period	(80,064)	(65,192)	(73,570)	(61,220)
Deficit, end of period	$(81,782)	$(69,164)	$(81,782)	$(69,164)

Basic and diluted loss per common share	$(0.04)	$(0.09)	$(0.18)	$(0.20)

Weighted avg. common shares outstanding (000’s)	46,691	43,569	46,649	40,064

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (1,718)	$ (3,972)	$ (8,212)	$ (7,944)
Loss not affecting cash:
Amortization	176	200	529	557
Stock-based compensation	5	4	19	23
(Gain) Loss on disposal / write-down of assets	-	(1)	163	(7)
Changes in non-cash working capital items relating to operating activities	1,319	759	1,586	(6,100)
Deferred revenue	(925)	(114)	(1,153)	1,267
Cash (used in) operating activities	$ (1,143)	$ (3,124)	$ (7,068)	$ (12,204)

Cash (used in) provided by financing activities	(14)	5,495	41	4,919

Funds from short-term investments	1,802	2,557	3,914	11,896
Purchases of capital assets	(8)	(48)	(135)	(181)
Intangible asset expenditures	(86)	(178)	(473)	(1,965)
Proceeds on disposal of capital assets	-	-	1	13
Cash provided by investing activities	$ 1,708	$ 2,331	$ 3,307	$ 9,763

Increase (Decrease) in cash and cash equivalents	$ 551	$ 4,702	$ (3,720)	$ 2,478
Cash and cash equivalents, beginning of period	1,901	2,383	6,172	4,607
Cash and cash equivalents, end of period	$ 2,452	$ 7,085	$ 2,452	$ 7,085

Micrologix Biotech Inc.

March 11, 2004

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is anti-infective drug development with four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

James DeMesa, MD President & CEO

CONTACT Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 E-mail: jburke@mbiotech.com	Gino DeJesus/Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (March 11, 2004) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-877-211-7911 (U.S. and Canada) or (416) 405-9310 (Toronto area callers).  A replay of this call will be available from March 12 at 8:00 a.m. ET through March 26, 2004. The playback number is: 1-800-408-3053 or 416-695-5800, reservation number 3009242.The call will also be web cast at www.mbiotech.com.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to Micrologix obtaining a development partner for MBI 594AN in the first half of calendar 2004, establishing the regulatory path to obtain approval to market MBI-226 using the secondary endpoints from the first MBI-226 Phase III study, initiating Phase II clinical development with MBI-3253 in calendar 2004, and beginning clinical development of MBI-2401 in early calendar 2005. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Page # of 4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: February 19, 2004